Exhibit 99.2

Category: Notifications issued to company members
Sub-category: Other notification issued to company members
Publication date: SHAB 12.07.2021
Expected expiry date: 12.07.2022
Publication number: UP06-0000000693
Publishing entity
Homburger AG, Hardstrasse 201, 8005 Zürich
Announcement of the Extraordinary General Meeting of Shareholders of VectivBio Holding AG
Organisation concerned:
VectivBio Holding AG
CHE-289.024.902
Aeschenvorstadt 36 4051 Basel
Notification details:
The Board of Directors of VectivBio Holding AG (the Company) has resolved to hold an extraordinary general meeting of shareholders of the Company (the EGM) on September 2, 2021 at 2:00 p.m. CEST / 8:00 a.m. EDT at the registered office of the Company (Aeschenvorstadt 36, 4051 Basel). The sole agenda item of the EGM will be the election of Paul Rutherford Carter and Dr. Murray Willis Stewart as new members of the Board of Directors.
The invitation, together with the proposals and further details on the EGM, will be published in due course.
The Board of Directors of VectivBio Holding AG